EXHIBIT 23.01


                         Independent Auditors' Consent



The Board of Directors
Deltic Timber Corporation:

We consent to the incorporation by reference into the Registration Statement on Form S-8 of Deltic Timber Corporation, relating to the registration of 250,000 shares of common stock deliverable pursuant to the Thrift Plan of Deltic Timber Corporation, of our report dated February 9, 2001, except as to the first paragraph of note 7, which is as of March 9, 2001, relating to the consolidated balance sheets of Deltic Timber Corporation and subsidiaries as of December 31, 2000 and 1999, and the related consolidated statements of income, stockholders' equity, and cash flows for each of the years in the three-year period ended December 31, 2000, which report appears in the 2000 Annual Report on Form 10-K of Deltic Timber Corporation.



/s/ KPMG LLP
-------------------------
KPMG LLP

Shreveport, Louisiana
January 3, 2002